

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 31, 2011

Via mail and facsimile to (415) 449-3550

Mr. George Vogelei, Chief Executive Officer and Chief Financial Officer
Ultimate Products Corporation
530 Avenue Del Prado, Suite 339
Novato, CA 94949

> **RE: Ultimate Products Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2010 filed July 9, 2010**
> **Forms 10-Q for the Fiscal Quarter Ended June 30, 2010, September 30, 2010, and December 31, 2010**
> **File No. 333-152011**

Dear Mr. Vogelei:

We issued comments to you on the above captioned filings on February 28, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 14, 2011, to provide a substantive response to these comments on EDGAR by this date or to advise us why you are unable to respond by this date and when you will be able to do so.

If you do not respond to the outstanding comments by April 14, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief